NOL

RECEIVED

2007 APR 13 A 11:[illegible]

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

10 April 2007

07022587

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the corrections made to NOL's 2006 Annual Report. Attached is a copy of the announcement for your attention, please.

Yours faithfully

PROCESSED

APR 19 2007

THOMSON
FINANCIAL

Marjorie Wee (Ms)
Company Secretary

Enc

/cl

4/18

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 10Apr07.DOC

APL APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	10-Apr-2007 17:41:16
Announcement No.	00128

>> Announcement Details

The details of the announcement start here ...

Announcement Title * Corrections of Error and Omission in the 2006 Annual Report

Description

The Company wishes to announce, in relation to the 2006 Annual Report ('AR'), corrections to the following error and omission, at the last page (inner cover) of the 2006 AR, titled Corporate Data :

i) At Line 1, the date should read "As at 27 February 2007" instead of "As at 28 February 2006"

ii) Below the item "Auditors" and after the name and address of Ernst & Young, to add: The Audit Partner-in-charge is Fang Ai Lian (since 2006).

The above changes have been made to the on-line copy of the 2006 AR which is available on the Company's website at www.nol.com.sg.

Attachments: Total size = **0**
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